Exhibit 4.1

KORN/FERRY INTERNATIONAL

EXECUTIVE CAPITAL ACCUMULATION PLAN

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TABLE OF CONTENTS

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KORN/FERRY INTERNATIONAL

EXECUTIVE CAPITAL ACCUMULATION PLAN

1.	PURPOSE OF PLAN

The purpose of this Plan is to promote the success of the Company by providing a select group of management and highly compensated employees an opportunity to defer salary and bonuses as an additional means to attract, motivate and retain such employees. Only Eligible Employees (as defined herein) are eligible to participate in this Plan.

2.	DEFINITIONS

Whenever the following words and phrases are used in this Plan, with the first letter capitalized, they shall have the meanings specified below.

“401(k) Plan” shall mean the Korn/Ferry International Employee Tax Deferred Savings Plan.

“Account” or “Accounts” shall mean a Participant’s Deferral Account and/or Company Contributions Account.

“Annual Company Contribution Subaccount” shall mean a subaccount of a Participant’s Company Contributions Account to which Company Contributions made on behalf of such Participant pursuant to Section 5 with respect to a particular Fiscal Year are allocated.

“Beneficiary” or “Beneficiaries” shall mean the person or persons, including a trustee, personal representative or other fiduciary, last designated in writing by a Participant in accordance with procedures established by the Committee to receive the benefits specified hereunder in the event of the Participant’s death. No beneficiary designation shall become effective until it is filed with the Committee, and no beneficiary designation of someone other than the Participant’s spouse shall be effective unless such designation is consented to by the Participant’s spouse on a form provided by and in accordance with the procedures established by the Committee. If there is no Beneficiary designation in effect, or if there is no surviving designated Beneficiary, then the Participant’s surviving spouse shall be the Beneficiary. If there is no surviving spouse to receive any benefits payable in accordance with the preceding sentence, the duly appointed and currently acting personal representative of the Participant’s estate (which shall include either the Participant’s probate estate or living trust) shall be the Beneficiary. In any case where there is no such personal representative of the Participant’s estate duly appointed and acting in that capacity within 90 days after the Participant’s death (or such extended period as the Committee determines is reasonably necessary to allow such personal representative to be appointed, but not to exceed 180 days after the Participant’s death), then “Beneficiary” shall mean the person or persons who can verify by affidavit or court order to the satisfaction of the Committee that they are legally entitled to receive the benefits specified hereunder. In the event any amount is payable under this Plan to a minor, payment shall not be made to the minor, but instead be paid (a) to that person’s living parent(s) to act as custodian, (b) if that person’s parents are then divorced, and one parent is the sole custodial parent, to such custodial parent, or (c) if no parent of that person is then living, to a custodian selected by the Committee to hold the funds for the minor under the Uniform Transfers or Gifts to Minors Act in effect in the jurisdiction in which the minor resides. If no parent is living and the Committee decides not to select another custodian to hold the funds for the minor, then payment shall be made to the duly appointed and currently acting guardian of the estate for the minor or, if no guardian of the estate for the minor is duly appointed and currently acting within 60 days after the date the amount becomes payable, payment shall be deposited with the court having jurisdiction over the estate of the minor.

“Board of Directors” or “Board” shall mean the Board of Directors of the Company.

“Bonus” shall mean any annual cash incentive compensation payable to a Participant by a Participating Affiliate in addition to the Participant’s Salary.

“Change in Control Event” shall mean any of the following:

(a)	An acquisition by any Person (excluding one or more Excluded Persons) of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) or a pecuniary interest in (either comprising “ownership of”) more than 30% of the Common Stock or voting securities entitled to then vote generally in the election of directors of the Company (“Voting Stock”), after giving effect to any new issue in the case of an acquisition from the Company; or

(b)	Consummation of a merger, consolidation, or reorganization of the Company or of a sale or other disposition of all or substantially all of the Company’s consolidated assets as an entirety (collectively, a “Business Combination”), other than a Business Combination (1) in which all or substantially all of the holders of Voting Stock hold or receive directly or indirectly 70% or more of the voting stock of the entity resulting from the Business Combination (or a parent company), and (2) after which no Person (other than any one or more of the Excluded Persons) owns more than 30% of the voting stock of the resulting entity (or a parent company) who did not own directly or indirectly at least that amount of Voting Stock immediately before the Business Combination, and (3) after which one or more Excluded Persons own an aggregate number of shares of the voting stock at least equal to the aggregate number of shares of voting stock owned by any other Person who is not an Excluded Person (except for any person described in and satisfying the conditions of Rule 13d-1(b)(1) under the Exchange Act), if any, and who owns more than 30% of the voting stock.

(c)	Approval by the Board and (if required by law) by shareholders of the Company of a plan to consummate the dissolution or complete liquidation of the Company; or

(d)	During any period of two consecutive years, individuals who at the beginning of such period constituted the Board and any new director (other than a director designated by a person who has entered into an agreement or arrangement with the Company to effect a transaction described in clause (a) or (b) of this definition) whose appointment, election, or nomination for election was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose appointment, election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board;

For purposes of determining whether a Change in Control Event has occurred, a transaction includes all transactions in a series of related transactions.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Committee” shall mean the Compensation Committee of the Board, which shall administer this Plan in accordance with Section 9.

“Company” shall mean Korn/Ferry International, a Delaware corporation, and any successor corporation.

“Company Contributions” shall mean contributions made by the Company pursuant to Section 5.

“Company Contributions Account” shall mean the bookkeeping account maintained by the Committee for each Participant that is credited with Company Contributions and investment gains or losses thereon.

“Compensation” shall mean the Salary and Bonus that the Participant is entitled to for services rendered to a Participating Affiliate.

“Deferral Account” shall mean the bookkeeping account maintained by the Committee for each Participant that is credited with amounts equal to (1) the portion of the Participant’s Salary that he or she elects to defer and invest in the manner described in Section 4, (2) the portion of the Participant’s Bonus that he or she elects to defer and invest in the manner described in Section 4, and (3) investment gains or losses thereon.

“Detrimental Activity” with respect to a Participant shall mean that such Participant:

(a)	has directly or indirectly engaged in any business for his or her own account that competes with the business of any entity within the Company Group (“Company Group” means the Company, the Subsidiaries, and any affiliate of the Company or a Subsidiary) (a business in competition with any entity within the Company Group includes, without limitation, any business in an industry which any business in the Company Group may conduct business from time to time and any business in an industry which any entity within the Company Group has specific plans to enter in the future and as to which the Participant is aware of such planning); or

(b)	has committed or engaged in an unauthorized disclosure or use of inside information, trade secrets or other confidential information, or an unauthorized use of trade names, trademarks, or other proprietary business designations owned or used in connection with the business of any entity within the Company Group; has failed to timely return to the Company in accordance with Company policy all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of any entity within the Company Group; or

(c)	has entered the employ of, renders services to, or has acquired a financial interest in any person engaged in any business that competes with the business of any entity within the Company Group; has acted intentionally in a manner injurious to the reputation, business or assets of, any entity within the Company Group; has interfered with business relationships (whether formed before or after the date hereof) between the Company, any Subsidiary, any of their respective affiliates, and any customers, suppliers, officers, employees, partners, members or investors; has influenced or attempted to influence a vendor or customer of any entity within the Company Group, either directly or indirectly, to divert their business away from the Company Group, induced a principal for whom an entity within the Company Group acts as agent to terminate such agency relationship, or induced an employee of any entity within the Company Group who earned $25,000 or more on an annualized basis during the last six months of his or her employment to work for any business, individual, partnership, firm, corporation, or other entity then in competition with the business of any entity within the Company Group.

“Disability” shall mean a medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months by reason of which the Participant is unable to engage in any substantial gainful activity.

“Effective Date” shall mean January 1, 2004.

“Eligible Employee” shall mean any Officer or any employee of a Participating Affiliate who is in the position category of vice president or above and who customarily performs services for 30 or more hours per week for such Participating Affiliate.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“Excluded Person” means

(a)	the Company or any Subsidiary;

(b)	any person described in and satisfying the conditions of Rule 13d-1(b)(1) under the Exchange Act);

(c)	any employee benefit plan of the Company;

(d)	any affiliates (within the meaning of the Exchange Act), successors, or heirs, descendants or members of the immediate families of the individuals identified in part (b) of this definition.

“Fiscal Year” shall mean the fiscal year of the Company.

“Investment Fund” shall mean one or more of the investment funds or portfolios selected by the Committee pursuant to Section 6.1.

“Officer” shall mean the Chief Executive Officer, Chief Financial Officer, any Executive Vice President and any Vice President of the Company.

“Participant” shall mean any Eligible Employee who is selected for participation in the Plan.

“Participating Affiliate” shall mean the Company and any Subsidiary, which by resolution of its board of directors and with the approval of the Committee, elects to participate in this Plan. By electing to participate in this Plan, a Participating Affiliate agrees to be bound by any Plan amendment adopted by resolution of the Board of Directors or by the written instrument of any person to whom the Board of Directors has delegated its authority to adopt the amendment. If a Participating Affiliate ceases to be a Subsidiary, except by merger with its parent, the employment of each Eligible Employee of the Participating Affiliate shall be deemed to have terminated for purposes of this Plan, except to any extent any such Eligible Employee is required by law to continue to be treated under the Plan as an employee of the Company.

“Plan” shall mean this Korn/Ferry International Executive Capital Accumulation Plan set forth herein, now in effect, or as amended from time to time.

“Plan Year” shall mean the Fiscal Year.

“Salary” shall mean all cash salary and similar payments (other than Bonuses) paid to a Participant for services rendered to a Participating Affiliate before reduction on account of: (1) any withholding such as income taxes (but excluding social security and health insurance taxes) or such other withholding as may be required by the jurisdiction of the Participating Affiliate, and (2) any deferrals under this Plan.

“Subsidiary” shall mean (a) each corporation which is (directly or indirectly) 50% or more owned by the Company, and (b) each entity which is partially owned by the Company and is organized under the laws of a nation other than the United States of America.

“Termination Date” shall mean the date that the Participant’s employment or services with the Company and its Subsidiaries terminates for any reason.

3.	PARTICIPATION

The Committee shall select from the class of Eligible Employees those particular Eligible Employees who will be eligible to defer a portion of their Compensation in accordance with Section 4. Notwithstanding anything else contained in this Plan to the contrary, the Committee may, at any time and in its sole discretion, terminate the ability of an Eligible Employee or a Participant to defer additional amounts under Section 4.

Notwithstanding anything else contained herein to the contrary, the Committee shall limit the class of persons selected in accordance with the first paragraph of this Section 3 to a select group of management or highly compensated employees, as set forth in Sections 201, 301 and 401 of ERISA. In order to accomplish the foregoing, the Committee may terminate the deferrals of any one or more individuals in accordance with the first paragraph of this Section 3.

4.	ELECTIONS TO DEFER COMPENSATION

4.1 General Rule. Subject to the minimum deferral provisions in Section 4.2 below, the amount of Compensation a Participant may elect to defer is as follows:

(a)	Any percentage of Salary up to 90%; and/or

(b)	Any percentage of Bonus up to 100%;

provided, however, that no election shall be effective to reduce the Compensation payable to a Participant for a calendar year to an amount which is less than the amount that a Participating Affiliate is required to withhold from such Participant’s Compensation for such calendar year for purposes of federal, state and local (if any) income tax, employment tax (including without limitation Federal Insurance Contributions Act (FICA) tax), other tax withholdings and such other withholdings as may be required by the jurisdiction of such Participating Affiliate, and the Participant’s contributions to other benefit programs (including but not limited to the 401(k) Plan and any Code Section 125 plan).

4.2 Minimum Deferrals. For each Plan Year during which a Participant is eligible to participate in this Plan, the minimum amount that may be elected for deferral under Section 4.1 is $10,000; provided, however, that the Committee may establish a lower minimum with respect to any Salary Deferral Election or Bonus Deferral Election that covers less than a 12-month period.

4.3 Initial Salary Deferral Election. An individual who is a Participant as of the Effective Date may elect to defer his or her Salary (a “Salary Deferral Election”) by filing an initial election with the Committee, on a form and in a manner prescribed by the Committee, on or before the last business day prior to the Effective Date. Such election shall be effective with respect to Salary paid on or after the first day of the first payroll period commencing on or after the Effective Date. Except as otherwise provided pursuant to Section 4.6, such election shall continue in effect with respect to Salary payable through the end of the calendar year for which the election is made, and except as otherwise provided pursuant to Section 4.6, deferral of Salary for any subsequent calendar year shall require a new Salary Deferral Election pursuant to Section 4.4.

4.4 Subsequent Salary Deferral Elections. An Eligible Employee selected in accordance with Section 3 may defer (or may again defer) Salary (provided that he or she is then still eligible to participate in this Plan in accordance with Section 3) by filing an election, on a form and in a manner prescribed by the Committee. Such election must be received by the Committee on or before the date designated by the Committee, which shall not be later than December 31. Such Salary Deferral Election shall be effective with respect to Salary paid on or after the first day of the first payroll period commencing on or after the following January 1. Except as otherwise provided pursuant to Section 4.6, such election shall continue in effect with respect to Salary payable through the end of the calendar year for which the election is made, and except as otherwise provided pursuant to Section 4.6, deferral of Salary for any subsequent calendar year shall require a new Salary Deferral Election pursuant to this Section 4.4.

4.5 Bonus Deferral Election. The Committee may, in its discretion, taking into account as of the Effective Date the period remaining in the Fiscal Year commencing May

May 1, 2003, allow any individual who is eligible to participate in the Plan as of the date specified by the Committee to defer his or her Bonus for such Fiscal Year (a “Bonus Deferral Election”). Such election, if permitted, must be made by filing an election with the Committee, on a form and in a manner prescribed by the Committee. Such election, if permitted, must be received by the Committee on or before the date designated by the Committee. An individual who is or will be a Participant as of the beginning of any Fiscal Year commencing on or after May 1, 2004, may make a Bonus Deferral Election with respect to his or her Bonus for such Fiscal Year by filing an election with the Committee, on a form and in a manner prescribed by the Committee. Such election must be received by the Committee on or before the date designated by the Committee, which shall not be later than the last business day prior to the beginning of such Fiscal Year. Except as otherwise provided pursuant to Section 4.6, such election shall apply only to the Bonus payable with respect to the Fiscal Year for which the election is made, and except as otherwise provided pursuant to Section 4.6, deferral of Bonus for any subsequent Fiscal Year shall require a new Bonus Deferral Election pursuant to this Section 4.5.

4.6 Duration of Salary and Bonus Deferral Elections. Unless otherwise determined by the Committee and announced in writing to the Participants, any Salary Deferral Election or Bonus Deferral Election shall remain in force only through the applicable periods set forth in Sections 4.3, 4.4 and 4.5. However, at its discretion, the Committee may provide for “evergreen” elections, as described in this Section 4.6. Any such determination to provide evergreen elections shall be announced in writing to Participants. If the Committee provides for evergreen elections as set forth in this Section 4.6, then notwithstanding Sections 4.3, 4.4 and 4.5, any Salary Deferral Election or Bonus Deferral Election made under this Section 4 shall remain in effect, notwithstanding any change in the Participant’s Salary or Bonus, as applicable, until changed or terminated in accordance with the terms of this Section 4.6. Subject to the limitations of Section 4.1 and the minimum deferral requirements of Section 4.2, a Participant may increase, decrease or terminate his or her Salary Deferral Election, effective with respect to Salary paid on or after the first day of the first payroll period commencing on or after January 1, by filing a new election, in accordance with the terms of this Section 4 and on a form and in a manner prescribed by the Committee. Such election must be received by the Committee on or before the date designated by the Committee, which shall not be later than December 31. Subject to the limitations of Section 4.1 and the minimum deferral requirements of Section 4.2, a Participant may increase, decrease or terminate his or her Bonus Deferral Election, effective for any Bonus paid with respect to a Fiscal Year, by filing a new election, in accordance with the terms of this Section 4 and on a form and in a manner prescribed by the Committee. Such election must be received by the Committee on or before the date designated by the Committee, which shall not be later than the last business day prior to the beginning of such Fiscal Year.

5.	COMPANY CONTRIBUTIONS

5.1 Company Contributions. At the conclusion of each Fiscal Year, the Committee may determine, in its sole and complete discretion, to credit additional amounts to one or more Participants’ Company Contributions Accounts under this Plan. Any amounts credited under this Section 5.1 need not be made to all Participants’ Accounts, and such additional amounts as are credited, if any, need not be credited in equal amounts or percentages. The Committee shall have sole and complete discretion in determining the basis for the crediting of additional amounts under this Section 5.1, including, without limitation, the authority to award such amounts on an individual or group basis, as a matching contribution, on the basis of performance (whether as measured against pre-established criteria or otherwise), or on any other basis whatever. Any amount credited pursuant to this Section 5.1 with respect to a Fiscal Year shall be credited to the Participant’s Company Contributions Account as soon as administratively practicable following the later of (i) the determination of employer contributions under the 401(k) Plan, if any, for the Plan Year under the 401(k) Plan that corresponds to such Fiscal Year, or (ii) the date on which Bonuses, if any, are paid with respect to such Fiscal Year. Nothing contained in this Section 5.1 shall be deemed to impose or constitute any obligation on the Committee, the Company or any Subsidiary to make any credit hereunder.

5.2 Annual Company Contribution Subaccounts. Company Contributions made to a Participant’s Account pursuant to Section 5.1 with respect to a Fiscal Year shall be allocated to a separate Annual Company Contribution Subaccount. Such subaccounts shall be maintained for purposes of determining the Participant’s vested interest in such contributions as provided under Section 7.

5.3 Forfeiture; Detrimental Activity. A Participant’s rights with respect to any Company Contribution and any investment return credited thereto, whether vested or unvested, shall terminate, become null and void, and be immediately forfeited if the Participant engages in any Detrimental Activity, whether before or within the one-year period after his or her employment or services with the Company (or a Subsidiary) terminates. In the event that the Committee determines that a Participant has engaged in Detrimental Activity at any time during his or her employment by the Company or a Subsidiary or within the one-year period following his or her Termination Date, any amounts distributed at any time to such Participant with respect to any Company Contribution (and any investment return credited thereto) shall be immediately refunded to the Company (or Subsidiary) by the Participant or the Participant’s Beneficiary. Determinations of whether a Participant has engaged in Detrimental Activity shall be made by the Committee in its sole discretion.

6.	INVESTMENT OF ACCOUNTS

6.1 Investment Funds. Effective as of the date established by the Committee, separate Investment Funds shall be established under this Plan. The Committee may, in its discretion, terminate any Investment Fund. The Committee shall determine the number of Investment Funds, and the Committee or its delegate shall determine the investments to be made under the Investment Funds.

6.2 Investment Elections. Pursuant to rules established by the Committee, each Participant shall have the right and obligation to designate in which of the Investment Funds his or her Accounts will be deemed to be invested for purposes of determining the investment gain (or loss) to be credited to his or her Accounts. Effective as of the end of any fiscal quarter, a Participant may change the designation made under this Section 6.2 and/or transfer an amount deemed to be invested in one Investment Fund to another

Investment Fund (subject to such rules as the Committee may adopt) by filing an election with the Committee, on a form and in a manner prescribed by the Committee, prior to any deadline that may be established by the Committee and in no event later than the last day of such quarter. The Committee may permit more frequent than quarterly elections and may establish rules regarding the timing and effectiveness of such elections. If a Participant does not make an election with respect to the investment of his or her Account, the Participant shall be deemed to have elected the short term interest fund or the fund closest thereto. The Committee may establish other rules, regulations and procedures regarding the Investment Funds as it deems appropriate in its sole discretion.

7.	VESTING.

7.1 Deferral Account. A Participant’s Deferral Account shall be 100% vested and nonforfeitable at all times.

7.2 Company Contributions Account. The interest of each Participant in amounts credited to his or her Company Contributions Account shall vest and become nonforfeitable as follows:

(a)	If a Participant terminates employment with the Company and all Subsidiaries and has attained age 65 as of the date of such termination, or if a Participant’s employment with the Company and all Subsidiaries terminates due to the Participant’s death or Disability, such Participant shall become 100% vested in all amounts in his or her Company Contributions Account as of the date of such termination.

(b)	Except as provided in Section 7.2(a) above, a Participant shall become vested in each Annual Company Contribution Subaccount in accordance with the following schedule:

•	33% as of the last day of the first Fiscal Year that follows the Fiscal Year to which such Annual Company Contribution Subaccount relates;

•	66% as of the last day of the second Fiscal Year that follows the Fiscal Year to which such Annual Company Contribution Subaccount relates; and

•	100% as of the last day of the third Fiscal Year that follows the Fiscal Year to which such Annual Company Contribution Subaccount relates.

(c)	The Board or the Committee may, in its sole discretion, accelerate vesting for a Participant who terminates employment for reasons other than death or Disability prior to attaining age 65.

(d)	The Board or the Committee may, in its sole discretion, for any Participant or group of Participants, establish a vesting schedule different from that set forth in Section 7.2(b) above with respect to any Company Contributions; provided, however, that any such alternative vesting schedule shall be set forth in writing.

Unless otherwise expressly provided in this Section 7.2, the Participant shall forfeit any amounts credited to his or her Company Contributions Account upon the termination of his or her employment with the Company and all Subsidiaries to the extent that such amounts have not vested as of the date of such termination of employment.

8.	DISTRIBUTION OF BENEFITS

8.1 Commencement of Distributions. At the time of making a Salary and/or Bonus Deferral Election pursuant to Section 4, the Participant shall designate, on a form and in a manner prescribed by the Committee, the time at which the Salary and/or Bonus deferred by the Participant and any then-vested Company Contributions with respect to such deferrals (adjusted for earnings and losses thereon) shall be paid.

With respect to deferrals of Salary, the Participant may choose either one of the following payment dates (or, if installments are elected, payment commencement dates):

(a)	On or as soon as administratively practicable after the Participant’s Termination Date, or

(b)	On or as soon as administratively practicable after the earlier of (i) the Participant’s Termination Date or (ii) the first business day of any May selected by the Participant which is at least three (3) years following the end of the calendar year during which the Salary was earned (an “in-service distribution date”).

With respect to deferrals of Bonuses, the Participant may choose either one of the following payment dates (or, if installments are elected, payment commencement dates):

(c)	On or as soon as administratively practicable after the Participant’s Termination Date, or

(d)	On or as soon as administratively practicable after the earlier of (i) the Participant’s Termination Date or (ii) the first business day of any May selected by the Participant which is at least three (3) years following the end of the Fiscal Year with respect to which the Bonus was awarded (an “in-service distribution date”).

If the Participant does not make such an election, the Participant shall be deemed to have elected payment on or as soon as administratively practicable after the Participant’s Termination Date. A Participant may make only one payment election for all Compensation deferred pursuant to any Salary or Bonus Deferral Election.

Notwithstanding any other provision of this Section 8.1, a Participant may elect no more than three (3) different in-service distribution dates for all of his or her Salary and Bonus deferrals under the Plan. A Participant who elects one or more in-service distribution dates (within the limit of the preceding sentence) may elect the same in-service distribution date or dates for subsequent Salary and Bonus deferrals. If the in-service distribution date selected by a Participant with respect to any Compensation deferred does not satisfy the requirements of subsections (b)(ii) or (d)(ii) above or of this paragraph, then the Participant will be deemed to have elected the next in-service distribution date that satisfies such requirements.

A Participant may change his or her in-service distribution date elected under Section 8.1(b)(ii) to a later date (but not an earlier date) or the Participant may change his or her election to a Termination Date distribution; provided (1) that such a change election must be filed with the Committee at least one year prior to the original in-service distribution date, (2) that such a change election will not be effective until at least one year after the date on which the election is made, (3) that, except in the case of elections related to distributions on account of death, Disability or Unforeseeable Emergency, such a change election shall defer the payment date (or payment commencement date) to a date that is not less than five years from the date such payment would otherwise have been made (or commenced), (4) that such a change election must be made on a form and in a manner prescribed by the Committee, and (5) that a Participant may make only one such change with respect to Compensation deferred pursuant to any Salary or Bonus Deferral Election.

Notwithstanding the foregoing provisions, no more than one-half of the vested portion of a Participant’s Company Contributions Account shall be paid during the one-year period following his or her Termination Date (referred to in Section 5.3 above). Furthermore, the Board or the Committee may, in its sole discretion, elect to defer the making of any distribution (whether a lump sum or any installment) under this Plan for a period of up to two years following the date such distribution would have otherwise been made; provided, however, that any distribution deferred under this provision shall be adjusted for any investment gains or losses thereon as determined by the Participant’s last investment election applicable to such distribution.

Notwithstanding any other provision of this Plan, a Participant who is a “key employee” (as such term is defined in Section 416(i) of the Code) shall not receive any distribution made pursuant to a termination of such Participant’s employment or services with the Company and its Subsidiaries for at least six months following such Participant’s Termination Date.

8.2 Form of Distributions. At the time of making a Salary and/or Bonus Deferral Election pursuant to Section 4, each Participant shall designate, on a form and in a manner prescribed by the Committee, the manner in which such benefits shall be paid.

If the Participant elects a payment date under Sections 8.1(a) or (c) above, the Participant may elect one of the following payment forms:

(a)	A lump sum payment;

(b)	Substantially equal quarterly installments over five years;

(c)	Substantially equal quarterly installments over a period of ten years; or

(d)	Substantially equal quarterly installments over a period of fifteen years;

provided, however, that the Participant may not elect more than two of the foregoing payment forms with respect to all of his or her distributions under the Plan pursuant to such payment date election(s).

If the Participant elects a payment date under Sections 8.1(b) or (d) above, the Participant may elect one of the following payment forms:

(e)	A lump sum payment; or

(f)	Substantially equal quarterly installments over five years;

provided, however, that the Participant may not elect more than one of the foregoing payment forms with respect to all of his or her distributions under the Plan pursuant to each such payment date election.

The Committee, in its discretion, may permit an election of monthly installment payments, if a Participant’s monthly payments would be at least $1,000, and may permit elections of other payout periods, provided that no payout period shall be more than fifteen years. If the Participant fails to specify a payment form as provided in this Section 8.2, the Participant shall be deemed to have elected payment in substantially equal quarterly installments over five years unless the Committee otherwise provides. The initial installment of any series of installments shall be made on the first business day of a fiscal quarter as soon as administratively practicable following the Participant’s Termination Date or in-service distribution date, as applicable. Each subsequent installment shall be made as soon as administratively practicable after the first business day of each fiscal quarter thereafter.

Subject to the following provisions in this paragraph and Section 8.3, no changes may be made to a payment election under this Section 8.2 after such election is filed. A Participant may change his or her form of payment election to defer distributions (for example, from a lump sum to installments), provided that his or her election is filed with the Committee, on a form and in a manner prescribed by the Committee, at least one year prior to the date distributions would commence (i.e. the Participant’s Termination Date or in-service distribution date, as applicable). A Participant may not change his or her form of payment election to accelerate distributions (for example, a change election from installments to a lump sum or from installments over ten years to installments over five years) except as expressly provided by applicable law.

8.3 Withdrawals for Unforeseeable Emergencies. A Participant (or former Participant) may request a distribution from his or her Deferral Account for an Unforeseeable Emergency (as defined below) without penalty. Such distribution for an Unforeseeable Emergency shall be subject to approval by the Committee and may be made only to the extent necessary to satisfy the hardship (plus taxes reasonably anticipated as a result of the distribution) and only from amounts credited to the Participant’s Deferral Account. The Committee may treat a distribution as necessary to satisfy the hardship if it relies on the Participant’s written representation, unless the Committee has actual knowledge to the contrary, that the hardship cannot reasonably be relieved (1) through reimbursement or compensation by insurance or otherwise or (2) by liquidation of the Participant’s assets, to the extent the liquidation of such assets would not itself cause severe financial hardship. Notwithstanding the foregoing, a Participant may receive a distribution for an Unforeseeable Emergency under this Plan prior to a hardship withdrawal under any plan described in Section 401(k) of the Code.

For purposes of this Section 8.3, an “Unforeseeable Emergency” shall mean a severe financial hardship to the Participant resulting from a sudden and unexpected illness or accident of the Participant or a spouse or dependent of the Participant, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. The circumstances that will constitute an Unforeseeable Emergency will depend upon the facts of each case. Examples of what are not considered to be Unforeseeable Emergencies include the need to send a Participant’s child to college or the desire to purchase a home.

8.4 Section 162(m). Notwithstanding anything in this Section 8 to the contrary, if the Committee determines in good faith that there is a reasonable likelihood that any benefits paid to a Participant for a taxable year of the Company would not be deductible by the Company solely by reason of the limitation under Section 162(m) of the Code, then, to the extent reasonably deemed necessary by the Committee to ensure that the entire amount of any distribution to the Participant pursuant to this Plan is deductible, the Committee may defer all or any portion of a distribution under this Plan. The amounts so deferred shall be distributed to the Participant or his or her Beneficiary (in the event of the Participant’s death) at the earliest possible date, as determined by the Committee in good faith, on which the deductibility of compensation paid or payable to the Participant for the taxable year of the Company during which the distribution is made will not be limited by Section 162(m) of the Code.

8.5 Inability to Locate Participant. In the event that the Committee is unable to locate a Participant or Beneficiary within two years following the Participant’s Termination Date, or if later, within two years following the date on which benefits hereunder are to commence, the amount allocated to the Participant’s Accounts shall be forfeited. If, within the six-year period following the date of such forfeiture, the Participant or Beneficiary later claims such benefits, such benefits shall be reinstated without interest. Benefits forfeited pursuant to this Section 8.5 shall not be reinstated under any circumstances if the Committee does not receive a claim to such benefits within the six-year period following the date of forfeiture.

8.6 Participant’s Death while Receiving Installments. Notwithstanding anything in this Section 8 to the contrary, in the event that a Participant or former Participant dies while receiving installment payments under this Plan or with an installment payment election in effect under this Plan, the balance of the Participant’s Deferral Account and the vested portion of the Participant’s Company Contributions Account shall be paid to the Participant’s Beneficiary, in the form of a lump sum payment, as soon as administratively practicable upon receipt of appropriate documentation as required by the Committee.

8.7 Payment Discretion. The Board or the Committee may, in its sole discretion, accelerate the date payment of the unpaid balance of a Participant’s Accounts is to be made (or installments are to commence) in the event of a Participant’s retirement, death, permanent disability, resignation or other termination of employment.

8.8 Liability for Payment. Notwithstanding anything else in this Plan to the contrary: (1) a Participant’s benefits with respect to this Plan shall be paid by the Participating Affiliate to whose employment of the Participant such benefits relate, and (2) a Participant shall have no right or claim to Plan benefits from any other Participating Affiliate other than the employer referenced in the foregoing clause.

8.9 Legislation or Regulations. Any provision of this Section 8 with respect to distributions to a Participant shall become null and void in the event that any legislation or regulations applicable to benefits under this Plan is adopted that would require such Participant to be immediately subject to federal income tax for amounts of Compensation deferred under Section 4.1 above. The remaining provisions of this Plan shall continue in effect.

9.	PLAN ADMINISTRATION

9.1 Committee. The Committee shall be appointed as set forth in the Company’s governing documents.

9.2 Committee Action. The Committee shall act at meetings by affirmative vote of a majority of the members of the Committee. Any action permitted to be taken at a meeting may be taken without a meeting if, prior to such action, a written consent to the action is signed by a majority of the members of the Committee and such written consent is filed with the minutes of the proceedings of the Committee. A member of the Committee shall not vote or act upon any matter which relates solely to himself or herself as an Participant. The Chairman or any other member or members of the Committee designated by the Chairman may execute any certificate or other written direction on behalf of the Committee.

9.3 Powers and Duties of the Committee. The Committee, on behalf of the Participants and their Beneficiaries, shall enforce this Plan in accordance with its terms, shall be charged with the general administration of this Plan, and shall have all powers necessary to accomplish its purposes, including, but not by way of limitation, the following:

(a)	To construe and interpret the terms and provisions of this Plan and to make factual determinations hereunder;

(b)	To compute and certify the amount and kind of benefits payable to Participants and their Beneficiaries, and to determine the time and manner in which such benefits are paid;

(c)	To maintain all records that may be necessary for the administration of this Plan;

(d)	To provide for the disclosure of all information and the filing or provision of all reports and statements to Participants, Beneficiaries or governmental agencies as shall be required by law;

(e)	To make and publish such rules for the regulation of this Plan and procedures for the administration of this Plan as are not inconsistent with the terms hereof;

(f)	To appoint a plan administrator or any other agent, and to delegate to them such powers and duties in connection with the administration of this Plan as the Committee may from time to time prescribe (including but not limited to the power to approve the designation of Subsidiaries as Participating Affiliates under this Plan); and

(g)	To require or permit Participant (or Beneficiary, as the context may require) elections and/or consents under this Plan to be made by means of such electronic media as the Committee may prescribe.

9.4 Construction and Interpretation. Prior to a Change in Control Event, the Committee shall have full discretion to construe and interpret the terms and provisions of this Plan, which interpretation or construction shall be final and binding on all parties, including but not limited to the Company and any Participant or Beneficiary. Any interpretation, construction or determination made after a Change in Control Event shall be subject to judicial review on a de novo basis. The Committee shall administer the terms and provisions of this Plan in a uniform and nondiscriminatory manner and in full accordance with any and all laws applicable to this Plan.

9.5 Compensation, Expenses and Indemnity. The members of the Committee shall serve without compensation for their services hereunder. Expenses and fees in connection with the administration of this Plan shall be paid by the Company. The Committee is authorized at the expense of the Company to employ such legal counsel as it may deem advisable to assist in the performance of its duties hereunder. To the extent permitted by applicable state law, the Company shall indemnify and save harmless the Committee and each member thereof, the Board of Directors and any delegate of the Committee who is an employee of a Participating Affiliate against any and all expenses, liabilities and claims, including legal fees to defend against such liabilities and claims arising out of their discharge in good faith of responsibilities under or incident to this Plan, other than expenses and liabilities arising out of willful misconduct. This indemnity shall not preclude such further indemnities as may be available under insurance purchased by the Participating Affiliate or provided by the Participating Affiliate under any bylaw, agreement or otherwise, as such indemnities are permitted under state law.

9.6 Quarterly Statements. Under procedures established by the Committee, a Participant shall receive a statement with respect to such Participant’s Accounts on a quarterly basis as of each January 31, April 30, July 31 and October 31.

10.	MISCELLANEOUS

10.1 Unsecured General Creditor. Participants and their Beneficiaries, heirs, successors, and assigns shall have no legal or equitable rights, claims, or interest in any specific property or assets of any Participating Affiliate. No assets of any Participating Affiliate shall be held under any trust or held in any way as collateral security for the fulfilling of the obligations of any Participating Affiliate. Any and all of each

Participating Affiliate’s assets shall be, and remain, the general unpledged, unrestricted assets of the Participating Affiliate. Each Participating Affiliate’s obligations under this Plan shall be merely that of an unfunded and unsecured promise of the Participating Affiliate to pay money in the future to those persons to whom the Participating Affiliate has a benefit obligation under this Plan (as determined in accordance with the terms hereof including, without limitation, Section 8.9), and the respective rights of the Participants and Beneficiaries shall be no greater than those of unsecured general creditors.

10.2 Restriction Against Assignment. The respective Participating Affiliate shall pay all amounts payable hereunder only to the person or persons designated by the Plan and not to any other person or corporation. No part of a Participant’s Accounts shall be liable for the debts, contracts, or engagements of any Participant, his or her Beneficiary, or successors in interest, nor shall a Participant’s Accounts be subject to execution by levy, attachment, or garnishment or by any other legal or equitable proceeding, nor shall any such person have any right to alienate, anticipate, commute, pledge, encumber, or assign any benefits or payments hereunder in any manner whatsoever. If any Participant, Beneficiary or successor in interest is adjudicated bankrupt or purports to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge any distribution or payment from the Plan, voluntarily or involuntarily, the Committee, in its discretion, may cancel such distribution or payment (or any part thereof) to or for the benefit of such Participant, Beneficiary or successor in interest in such manner as the Committee shall direct.

10.3 Tax Withholding. The Company (or the Subsidiary by which the Participant is employed) may satisfy any state or federal employment tax withholding obligation, or such other withholding obligation as required by the Company’s (or Subsidiary’s) jurisdiction, with respect to Compensation deferred under this Plan by deducting such amounts from any compensation payable by the Company (or a Subsidiary) to the Participant. There shall be deducted from each payment or distribution made under this Plan, or any other compensation payable to the Participant (or Beneficiary), all taxes which are required to be withheld by the Company (or a Subsidiary) in respect to such payment or distribution or this Plan. If the Company, for any reason, elects not to (or cannot) satisfy the withholding obligation from the amounts otherwise payable under this Plan, the Participant shall pay or provide for payment in cash of the amount of any taxes which the Company (or a Subsidiary) may be required to withhold with respect to the benefits hereunder.

10.4 Amendment, Modification, Suspension or Termination. The Board or the Committee may amend, modify, suspend or terminate this Plan in whole or in part, except that no amendment, modification, suspension or termination shall have any retroactive effect to reduce any amounts allocated to a Participant’s Accounts. In the event that this Plan is terminated, the amounts credited to a Participant’s Accounts shall be distributed to the Participant or, in the event of his or her death, his or her Beneficiary in a lump sum within thirty (30) days following the date of termination. A Participating Affiliate may elect to terminate its status as such at any time and, in such event, (1) such termination shall not affect the Participating Affiliate’s obligations under this Plan with respect to amounts previously credited and/or deferred under this Plan (including earnings thereon) for which the Participating Affiliate is liable, and (2) subject to approval by the Company, the Participating Affiliate may elect to settle its obligations under this Plan by a cash lump sum payment to the respective Participants within ninety (90) days of such termination.

10.5 Governing Law; Severability. This Plan shall be construed, governed and administered in accordance with the laws of the State of Delaware. If any provisions of this instrument shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions hereof shall continue to be fully effective.

10.6 Receipt or Release. Any payment to a Participant or the Participant’s Beneficiary in accordance with the provisions of this Plan shall, to the extent thereof, be in full satisfaction of all claims against the Committee, the Company and the Subsidiaries. The Committee may require such Participant or Beneficiary, as a condition precedent to such payment, to execute a receipt and release to such effect.

10.7 Payment on Behalf of Persons Under Incapacity. In the event that any amount becomes payable under the Plan to a person who, in the sole judgment of the Committee, is considered by reason of physical or mental condition to be unable to give a valid receipt therefore, the Committee may direct that such payment be made to any person found by the Committee, in its sole judgment, to have assumed the care of such person. Any payment made pursuant to such determination shall constitute a full release and discharge of the Committee, the Company and the Subsidiaries.

10.8 No Right to Employment. Participation in this Plan shall not give any person the right to continued employment or service or any rights or interests other than as expressly provided herein. No Participant shall have any right to any payment or benefit hereunder except to the extent provided in this Plan.

10.9 Titles and Headings. Headings and subheadings in this Plan are inserted for convenience of reference only and are not to be considered in the construction of the provisions hereof.

10.10 Claims Procedure. A person who believes that he or she is being denied a benefit to which he or she is entitled under this Plan (hereinafter referred to as “Claimant”) may file a written request for such benefit with the Committee, setting forth his or her claim. The request must be addressed to the Committee at the Company’s then principal executive offices.

Upon receipt of a claim, the Committee shall advise the Claimant that a reply will be forthcoming within ninety (90) days and shall, in fact, deliver such reply within such period. The Committee may, however, extend the reply period for an additional ninety (90) days for special circumstances. If the claim is denied in whole or in part, the Committee shall inform the Claimant in writing, using language calculated to be understood by the Claimant, setting forth: (i) the specified reason or reasons for such denial, (ii) the specific reference to pertinent provisions of this Plan on which such denial is based, (iii) a description of any additional material or information necessary for the Claimant to perfect his or her claim and an explanation why such material or such information is necessary, (iv) appropriate information as to the steps to be taken if the Claimant wishes to submit the claim for review, and (v) the time limits for requesting a review set forth below.

Within sixty (60) days after the receipt by the Claimant of the written reply described above, the Claimant may request in writing that the Committee review its determination. Such request must be addressed to the Committee at the Company’s then principal executive offices. The Claimant or his or her duly authorized representative may, but need not, review the pertinent documents and submit issues and comments in writing for consideration by the Committee. If the Claimant does not request a review within such sixty (60) day period, he or she shall be barred and estopped from challenging the Committee’s determination.

Within sixty (60) days after the Committee’s receipt of a request for review, after considering all materials presented by the Claimant, the Committee will inform the Claimant in writing, in manner calculated to be understood by the Claimant, of its decision setting forth the specific reasons for the decision and containing specific references to the pertinent provisions of this Plan on which the decision is based. If special circumstances require that the sixty (60) day time period be extended, the Committee will so notify the Claimant and will render the decision as soon as possible, but no later than one hundred twenty (120) days after receipt of the request for review.

10.11 Arbitration. Any dispute regarding the Plan shall be submitted to mandatory, binding arbitration. A Claimant must exhaust the claims procedure set forth in Section 10.10 as a condition of commencing arbitration. If a civil action concerning the Plan has been brought, the Company and the Claimant shall take such actions as are necessary or appropriate, including dismissal of the civil action, so that the arbitration can be timely heard. Once arbitration is commenced, it may not be discontinued without the unanimous consent of all parties to the arbitration.

Any claim for arbitration may be submitted as follows: if the Claimant disagrees with an interpretation of this Plan by the Company or any fiduciary of this Plan, or disagrees with the calculation of his or her benefit under this Plan, such claim may, after exhaustion of the claims procedure set forth in Section 10.10, be filed in writing with an arbitrator of the Claimant’s choice who is selected by the method described in the next four sentences. The first step of the selection shall consist of the Claimant submitting in writing a list of five potential arbitrators to the Company. Each of the five potential arbitrators must be either (i) a member of the National Academy of Arbitrators located in the state of California or, if the Claimant is a resident of the United States, the state of the Claimant’s residence or (ii) a retired California Superior Court or Appellate Court judge. Within ten business days after receipt of the list, the Company shall select one of the five arbitrators as the arbitrator of the dispute in question. If the Company fails to select an arbitrator in a timely manner, the Claimant then shall designate one of the five arbitrators as the arbitrator of the dispute in question.

The arbitration hearing shall be held within thirty days (or as soon thereafter as possible) after the selection of the arbitrator. No continuance of said hearing shall be allowed without the mutual consent of the Claimant and the Company. Absence from or non-participation at the hearing by any party shall not prevent the issuance of an award. Hearing procedures that will expedite the hearing may be ordered at the arbitrator’s discretion, and the arbitrator may close the hearing in his sole discretion when he or she decides he or she has heard sufficient evidence to justify issuance of an award. The arbitrator shall apply the same standard of review referred to in Section 9.4 as would be applied by a court of proper jurisdiction. Accordingly, with respect to any interpretation, construction or determination by the Committee prior to a Change in Control Event, the arbitrator shall not apply a de novo standard of review in reviewing the decision rendered through the claims procedure but rather shall review the Committee’s interpretation, construction or determination under an abuse of discretion standard, and with respect to any interpretation, construction or determination by the Committee upon and after a Change in Control Event, the arbitrator shall apply a de novo standard of review.

The arbitrator’s award shall be rendered as expeditiously as possible and in no event later than one week after the close of the hearing. In the event the arbitrator finds that the Claimant is entitled to the benefits he or she claimed, the arbitrator shall order the Company to pay or deliver such benefits, in the amounts and at such time as the arbitrator determines. The award of the arbitrator shall be final and binding on the parties. The Company shall thereupon pay or deliver to the Claimant immediately the amount that the arbitrator orders to be paid or delivered in the manner described in the award. The award may be enforced in any appropriate court as soon as possible after its rendition. If any action is brought to confirm the award, no appeal shall be taken by any party from any decision rendered in such action.

If a Change in Control Event has occurred and the arbitrator determines that the Claimant is entitled to the claimed benefits, the arbitrator shall direct the Company to pay to the Claimant, and the Company shall pay to the Claimant in accordance with such order, an amount equal to the Claimant’s expenses in pursuing the claim, including attorneys’ fees.

IN WITNESS WHEREOF, the Company has caused this document to be executed by its duly authorized officer effective as of January 1, 2004.

KORN/FERRY INTERNATIONAL

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